TOP Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attn:	John Stickel
Chris Windsor

Re:	TOP Financial Group Limited
Registration Statement on Form F-3, as amended (File No. 333- 273066) Request for Acceleration of Effectiveness

Dear Mr. Stickel and Mr. Windsor :

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TOP Financial Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on September 29, 2023, or as soon thereafter as practicable.

Very truly yours,

TOP Financial Group Limited

By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer and Director